Exhibit 99.1

For Immediate Release

TFI INTERNATIONAL ANNOUNCES PRICING OF PUBLIC OFFERING

Shares to start trading on NYSE on February 13

Montreal, Quebec, February 12, 2020 – TFI International Inc. (TSX: TFII; OTCQX: TFIFF), a North American leader in the transportation and logistics industry, today announced the pricing of its previously-announced marketed offering of 6,000,000 common shares in the United States and Canada, representing TFI International’s initial public offering in the United States. TFI International will issue the shares at a price of US$33.35 per share, the equivalent of CAD $44.20 per share based on today’s Bank of Canada exchange rate, for gross proceeds of US$200,100,000. The offering is expected to close on February 18, 2020, subject to customary closing conditions.

TFI International’s common shares are scheduled to start trading on February 13 on the New York Stock Exchange (NYSE) under the symbol “TFII.” TFI International’s common shares will continue to trade on the Toronto Stock Exchange under the symbol “TFII”.

The public offering is being conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, J.P. Morgan and Credit Suisse as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial, Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers.

TFI International expects to use the net proceeds from the offering to reduce the amount outstanding under one of its credit facilities, thereby increasing the amount available under the credit facility for future use by TFI International. TFI International may use the credit facility in the future for working capital and general corporate purposes, including potential acquisitions.

TFI International has also granted the underwriters an option to purchase up to an additional 900,000 shares, representing 15% of the number of shares to be sold pursuant to the public offering, solely to cover the underwriters’ over-allocation position, if any, and for market stabilization purposes. The option is exercisable by the underwriters for a period of 30 days following the closing of the offering.

In connection with the public offering, TFI International has filed a preliminary prospectus supplement and will file a final prospectus supplement to its short form base shelf prospectus dated October 12, 2018. The preliminary prospectus supplement was filed, and the final supplement will be filed, with the securities regulatory authorities in each of the provinces of Canada as well as with the U.S. Securities and Exchange Commission (SEC) as part of a registration statement on Form F-10, as it may be amended from time to time, under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The public offering is being made in Canada only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. A copy of the prospectus supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement is available on EDGAR at www.sec.gov. Copies of the prospectus supplements and the registration statement may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; and Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, telephone: (800) 221-1037, email: usa.prospectus@credit-suisse.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the Toronto Stock Exchange (TSX:TFII) and the OTCQX marketplace in the U.S. (OTCQX:TFIFF).

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the public offering, the anticipated closing of the public offering and the listing of TFI International’s common shares on the New York Stock Exchange. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Completion of the public offering and listing on the New York Stock Exchange is subject to numerous factors, many of which are beyond TFI International’s control, including but not limited to, the failure to fulfill customary closing conditions and other important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.